

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

July 3, 2008

Mr. Ed Caminos
Chief Financial Officer
BPZ Resources, Inc.
580 Westlake Park Blvd., Suite 525
Houston, Texas 77079

>    **Re:    BPZ Resources, Inc.
>             Form 10-K for Fiscal Year Ended December 31, 2007
>             Filed March 14, 2008
>             File No. 001-12697**

Dear Mr. Caminos:

    We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Conditions and Results of
Operations, page 31

Foreign Exchange, page 41

1.      Please confirm, if true, that you were not required to report the effect of exchange
        rate changes on cash balances held in foreign currencies as a separate part of the
        reconciliation of the change in cash and cash equivalents in your Consolidated
        Statements of Cash Flows for the periods presented in accordance with paragraph
        25 of FAS 95, or otherwise advise.

Consolidated Statements of Operations, page 47

2.      We note you present Stock-based compensation as a separate component of
        Operating and administrative expenses.  Please modify your presentation to
        include the expense related to share-based payment arrangements in the same line
        item or lines as cash compensation paid to the same employees.  Refer to SAB
        Topic 14:F for further guidance.

Consolidated Statements of Stockholders' Equity (Deficit), page 48

3.      We note from your consolidated balance sheets and footnote ten disclosures that
        your common stock has no par value.  Given that your stock was issued with no
        par value, please explain to us why you present transactions that affect additional
        paid-in capital for the 2005 and 2006 periods presented.  In your response, please
        indicate whether your common stock was issued with a stated value.

4.      Please tell us and include footnote disclosure, where applicable, to explain the
        facts and circumstances surrounding the adjustment you made in 2007 to reduce
        additional paid-in capital to $0 through the adjustment you have labeled
        'Adjustment for negative APIC-deferred stock compensation."

5.      We note the transactions you reported during 2006 and 2007 for your Long-term
        incentive compensation plan, net of forfeitures.  Please tell us and expand your
        footnote and MD&A disclosure, where appropriate, to explain the nature of the
        transactions and the facts and circumstances that resulted in a reduction to the
        common stock shares and common stock amount during 2006.

Note 5. Property, Equipment and Construction in Progress, page 57

6.      We note your disclosure on page 58 that you "capitalized $474,378 of depreciation expense related to support equipment to construction in progress" in accordance with the successful efforts method of accounting.  Please explain to us how your capitalization of depreciation expense related to support equipment complies with paragraph 26 of FAS 19.

Note 10. Stockholders' Equity, page 59

Contingent Incentive Earn-Out Shares, page 63

7.      We note from your disclosure under this heading that you issued 450,000 shares of common stock for the achievement of the production target identified in the Merger Agreement dated July 8, 2004.  Please tell us where the issuance of these shares is reflected in your Consolidated Statements of Stockholders' Equity (Deficit) on page 48.

Note 18. Supplemental Oil and Gas Disclosures (Unaudited), page 71

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 76

8.      Please note that there is no provision for the line item "Future net cash flows before income taxes" in paragraph 30 or Illustration 5 of FAS 69.  Please modify your presentation accordingly.

Evaluation of Disclosure Controls and Procedures, page 78

9.      You disclose that your officers have concluded that your "... disclosure controls and procedures are effective to ensure that information we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms."  Please note that Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures "means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures

include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2008.

Engineering Comments

Risk Factors, page 11

Our success depends in part on the existence and growth of markets for natural gas and electricity in Peru and Ecuador, page 15

10.     With a view toward possible disclosure, please explain:

- How you determined that an electric power market capable of accessing and absorbing your anticipated power output will exist upon power plant completion;

- The mechanisms by which you  will sell power in Peru (i.e., customer base, pricing structure, nature of the regulatory and compliance environment, etc.);

- Your anticipated time frame for plant and pipeline construction and Peruvian regulatory compliance;

- The linkage between the minimum wholesale power price and the economic natural gas price necessary for proved reserves.

June 9, 2008 News Release by Business Wire

11.     We note your statement, "As previously announced, both oil and gas **reserves**, from the area around the CX-11 platform, have been certified by NSAI." Please furnish to us the engineering report that supports your statement. Include an explanation of "certified" if it is not defined in the report.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
Attn:  Ronald M. Winfrey

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or in her absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.  You may contact Ronald M. Winfrey,  Petroleum

Engineer, at (202) 551-3704 with questions about engineering comments.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill S. Davis
Branch Chief